Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Fiscal Year					Year Ended December 27, 2002 on a pro forma basis for the	Nine Months Ended September 26,	Nine Months Eended September 26, 2003 on a pro forma basis for this
	1998	1999	2000	2001	2002	exchange offer	2003	exchange offer (4)
Earnings:
Net (loss) income prior to cumulative effect of change in accounting principle	(34.0)	(146.1)	37.0	(336.4)	(374.7)		(76.1)
Taxes on net loss	77.9	(48.2)	15.2	123.4	14.7		19.7
Total fixed charges	89.0	94.0	96.0	97.6	95.1		76.5
Capitalized interest	(9.7)	(4.6)	(.2)	(.7)	(1.4)		0.3
Capitalized interest amortized	2.3	2.2	2.4	2.2	2.3		1.7
Equity loss/(earnings of non-consolidated associated companies accounted for by the equity method, net of dividends)	(7.9)	(11.0)	(8.9)	(4.6)	(4.3)		(2.9)
	117.6	(113.7)	141.5	(118.5)	(268.3)		18.7
Fixed charges:
Interest expense (including dividend on trust preferred security)	62.5	70.2	83.3	84.5	83.0		70.6
Capitalized interest	9.7	4.6	.1	.7	1.4		0.3
Imputed interest on non-capitalized lease payment	16.8	19.2	12.6	12.4	10.7		5.6
	89.0	94.0	96.0	97.6	95.1		76.5
Ration of earnings to combined fixed charges and preferred share dividends(1)(2)(3)	1.32	—	1.47	—	—		—

(1)                                  Includes in years 1999, 2000, 2001, and 2002 dividends on preferred securities of a subsidiary trust of $15.2, $15.8, $15.8 and $16.6, respectively and includes in the nine-month period ended September  26, 2003 $14.4 million.  The pro forma results include a $__ million reduction in dividends on the trust securities.

(2)                                  Includes increase in the tax valuation allowance of $197.0 in the year 2001, $175.6 in the year 2002 and $37 million for the nine months ended September 26, 2003.

(3)                                  Earnings are inadequate to cover fixed charges.  The yearly coverage deficiencies are $207.7 in 1999, $216.1 in 2001 and $363.4 in 2002.  The coverage deficiency was $_____ million for the year ended December 27, 2002 on a pro forma basis for the exchange offer.  The nine-month coverage deficiency is $57.9 in the nine months ended September 26, 2003.  The coverage deficiency is $_____ million for the nine months ended September 26, 2003 on a pro forma basis for the exchange offer.

(4)                                  Assumes that:

•     holders of at least __% of the aggregate liquidation amount of trust securities having validly tendered, and not validly withdrawn, those trust securities; and

•     holders of at least __% of the aggregate principal amount of convertible notes having validly tendered, and not validly withdrawn, those convertible notes; and

•     holders of at least __% of the aggregate principal amount of Robbins bonds having validly tendered, and not validly withdrawn, those Robbins bonds; and

•     holders of at least ___% of the aggregate principal amount of 2005 notes having validly tendered, and not validly withdrawn, those 2005 notes.